SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT
TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:              BlackRock Alternatives Allocation FB TEI Portfolio LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

100 Bellevue Parkway
Wilmington, Delaware 19809

Telephone Number (including area code):

(800) 882-0052

Name and address of agent for service of process:

John Perlowski
55 East 52nd Street
New York, New York 10055

With copies of Notices and Communications to:

Thomas A. DeCapo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
31st Floor
Boston, Massachusetts 02108

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES	[X]	NO	[ ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, an officer of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of New York and the state of New York on the 15th day of December, 2011.

BlackRock Alternatives Allocation FB TEI Portfolio LLC
(Name of Registrant)

By:	/s/ John Perlowski
John Perlowski
President and Chief Executive Officer

Attest:	/s/ Janey Ahn
Janey Ahn

Signature Page to FB TEI N-8A